USAA         9800 Fredericksburg Road
EAGLE         San Antonio, Texas 78288
LOGO (r)

July 9, 2013

VIA EDGAR

Mr. Larry Greene U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 88 to the Registration Statement
on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Greene:

           On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on July 2, 2013, concerning Post-Effective Amendment No. 88 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on May 10, 2013, on behalf of the USAA Global Managed Volatility Fund, USAA Total Return Strategy Fund and USAA Ultra Short-Term Bond Fund series of the Trust (the Funds), and the Trust’s responses thereto. The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: Please confirm that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

Response: The Trust confirms that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

2. Comment: Please ensure that the type size comports with SEC rules.

Response: The Trust confirms that the font size and margins in printed materials are in accordance with SEC rules.

3. Comment: Please confirm that the Funds’ derivative disclosure is tailored to the activities pursued and risks presented in accordance with the SEC’s July 2010 statement on derivatives.

Response: The Trust confirms that the Funds' derivative disclosure is tailored to the activities of the Funds and the risks presented by those activities in accordance with the SEC’s July 2010 statement on derivatives.

4. Comment: Please correct the EDGAR series and class identifiers for the Funds.

Response: The Trust has made the requested change.

USAA Asset Management Company

USAA Global Managed Volatility Fund Prospectus

5. Comment: The Staff notes that the name of the Fund includes the term “Global.” Please disclose that the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Final Rule: Investment Company Names, Release No. IC-24828, footnote 42 dated January 17, 2001. For example, the Fund may disclose that it intends to invest in the securities of at least 3 different countries (which may include the United States).

Response: The Trust has reviewed the principal investment strategies disclosure for the Fund and believes that it indicates that the Fund normally will invest its assets in investments that are tied economically to a number of different countries throughout the world. The focus of the Fund is on making opportunistic investments around the world, and the Fund intends to focus principally on individual investment opportunities, which includes but is not limited to the selection of countries or regions. In other words, the USAA Global Managed Volatility Fund will seek to implement its investment strategies on a global basis in order to implement its investment objective, but will generally not allow geography to limit its ability to make the best investments for its shareholders. At any given point, the Fund could be invested primarily in the U.S., invested primarily outside the U.S., or invested in a mix of U.S. and non-U.S. securities. At all times, however, the Fund’s investment adviser will be considering new investments on a wide-ranging, global basis, and anticipates that under normal circumstances the Fund could have a significant number of investments outside of the U.S. The name “USAA Global Managed Volatility Fund” and the Fund’s prospectus accurately reflect this investment strategy of seeking out opportunistic investments throughout the world.

6. Comment: Please state whether the adviser or an affiliate reserves the right to recoup any fee amounts waived.

Response: Neither the adviser nor any of its affiliates reserves the right to recoup any fee amounts waived.

7. Comment: The Staff notes that the proposed effective date of the Post-Effective Amendment is July 12, 2013, and that the fee tables disclose an expense reimbursement arrangement in effect through May 31, 2014. Please revise the disclosure to meet the requirements of Instruction 3(e) to Item 3 of Form N-1A with respect to the duration of such an agreement and confirm that the disclosure otherwise meets the requirements of that instruction.

Response: The dates disclosed in the footnote to the fee tables referencing the expense reimbursement arrangement have been changed from May 31, 2014 to July 12, 2014. The Trust confirms that the disclosure otherwise meets all the requirements of Instruction 3(e) of Item 3 of Form N-1A.

8. Comment: Please clarify the phrase “equity and debt securities” used in the principal investment strategy on page 2.

Response: The Trust has made the requested change.

9. Comment: Please clarify the sentence in the principal risk disclosure which reads “some of the securities in the Fund’s portfolio may be subject to credit risk…” to note that all fixed income securities are subject to credit risk.

Response: The Trust has made the requested change.

10. Comment: When discussing the risk of investing in ETFs on page 5, please clarify that the fees of ETFs are duplicative of the fees of the Fund.

Response: The Trust has made the requested change.

11. Comment: The Staff notes that the Board of Trustees may change the investment objective without shareholder approval, as disclosed on page 11. Please disclose whether the Trust will provide shareholders written notice of a decision by the Board to change the investment objective.

Response: The Trust confirms that it does provide written notice to shareholders of a decision by the Board to change the investment objective; however, the Trust respectfully declines to make the requested change because the present disclosure is consistent with the instructions of Form N-1A.

12. Comment: The Staff notes that the discussion on page 12 discloses that the Fund may invest in “hedge or other funds” and “may invest up to 15% of its net assets in illiquid securities.” Please disclose whether there are any limits on the amount of the Fund’s assets that may be invested in “hedge or other funds” and clarify how an open-end fund may invest in this manner in light of the limitations of Section 12 of the 1940 Act and the related rules thereunder. Please disclose whether this investment strategy raises any liquidity issues for the Fund.

Response: The Fund does not have a limit on the amount of assets that may be invested in hedge funds and other funds other than those included in Section 12 of the 1940 Act and the related rules thereunder. In addition, any investment in a hedge fund or other fund which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment on its books will be included in the Fund’s 15% basket allocated to illiquid securities. The Fund’s principal investment strategy states that the  adviser has discretion over how much of the Fund’s assets will be invested in a given type of investment, although the Fund intends to invest primarily in stocks and ETFs that invest in stocks. A discussion of liquidity risk is also included in  the principal risks.  For these reasons, the Trust respectfully declines to revise the disclosure.

13. Comment: The disclosure on page 13 stating that "up to 100% of the Fund's portfolio may be allocated to U.S. stocks" seems to be inconsistent with the inclusion of the word "Global" in the Fund's name. Consider revising.

Response: The Trust has made the requested change.

14. Comment: Please disclose in the summary prospectus whether the Fund is diversified or non-diversified.

Response: The Trust respectfully declines to make the requested change.  Item 4(b)(1)(iv) of Form N-1A states “if applicable, state that the Fund is non-diversified.”  As is noted in the Fund’s SAI, the Fund is diversified and thus the instruction of Item 4(b)(1)(iv) is not applicable.

15. Comment: The Staff notes that the Fund discloses possible investments in periodic auction reset bonds on page 18. As these were one of the types of securities that failed in the Great Recession, please include corresponding risk disclosure.

Response: The Trust has made the requested change.

16. Comment: Please revise the applicable anti-money laundering disclosure to indicate the Trust has designated an AML officer as approved by the Board of the Trust.

Response: The Trust has made the requested change.

USAA Total Return Strategy Fund Prospectus

17. Comment: When discussing the principal investment strategy on page 2, if the adviser may invest only a “portion” of the Fund’s assets in the dynamic allocation strategy, please clarify how the remainder of the assets is invested.

Response: The Trust has revised the disclosure to indicate that all of the Fund's assets may be invested pursuant to the dynamic allocation strategy.

18. Comment: The Staff notes that on page 4 the prospectus discloses the risks of investing in futures and options.  Please include corresponding disclosure in the principal investment strategy disclosure on page 2.

Response: The Trust has made the requested change.

19. Comment: The Staff notes that on page 11 the prospectus discloses that the adviser may make a determination of investment quality if a security is not rated. What is the impact if a security is not rated and the adviser does not make a determination of the investment quality? Consider clarifying.

Response: The Fund only invests in securities that are rated or for which the adviser has made a determination of investment quality. The Trust respectfully declines to revise the disclosure as we believe it is clear that the adviser has the option to invest in unrated securities if it makes a determination of the security's credit quality.

20. Comment: Please clarify in the discussion of U.S. Government Sponsored Enterprises Risk that Fannie Mae and Freddie Mac remain in conservatorship.

Response: The Trust has made the requested change.

USAA Global Managed Volatility Fund SAI

21. Comment: The Staff notes that the Investment Restrictions for the Fund provide that “the Fund may not concentrate investments in any one industry, although it may invest up to 25% of the value to its total assets in one industry.”  Please revise this statement to read “up to, but not including, 25% of the value to its total assets in one industry.”

Response: The Trust has made the requested change.

USAA Total Return Strategy Fund & USAA Ultra Short-Term Bond Fund SAI

22. Comment: Please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets.See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the SEC or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response: The Trust hereby acknowledges that the SEC or its Staff may issue future guidance related to derivatives and leverage, which could impact the manner in which certain Funds operate.

If you have any questions with respect to the enclosed, please contact me at (210) 498-4628.

Sincerely,

                                                                                                      /S/ Daniel Mavico
                                                                                                     Daniel Mavico
Assistant Secretary
USAA Mutual Funds Trust